Exhibit 99.1

Ramius Delivers Letter to CEO and Board of Directors of Immersion Corporation

Ramius Offers to Join Board To Represent The Best Interests of All Shareholders
Expresses Concern with Company's Decision to Reduce Board Size and Create Unbalanced Board Classes in
Midst of Discussions with Largest Shareholder

NEW YORK, Dec. 2 /PRNewswire/ -- RCG Starboard Advisors, LLC, a subsidiary of Ramius LLC (collectively, "Ramius"), today announced that it delivered a letter to Victor A. Viegas, Interim CEO, and the Board of Directors of Immersion Corporation ("Immersion" or the "Company") (Nasdaq: IMMR - News) highlighting the challenges facing the Company and voluntarily offering to join the Board as a shareholder representative. Ramius is committed to representing the best interests of all shareholders. Ramius beneficially owns approximately 15% of the common stock of Immersion.

In the letter Ramius also expressed concern with the press release issued December 1, 2009 by Immersion regarding the change in the Company's nomination deadline and the reduction in the size of the Board from seven to six members. Ramius questioned the decision to proactively reduce the size of the Board and create unbalanced Board classes with only one seat up for election at the 2010 annual meeting while in discussions with the largest shareholder regarding Board representation. Ramius further stressed that such actions are viewed as highly unconventional and contrary to shareholder interests.

The full text of the letter follows:

December 2, 2009

Mr. Victor A. Viegas
Interim CEO
Immersion Corporation
801 Fox Lane
San Jose, California 95131

CC:  Immersion Corporation Board of Directors

Dear Vic:

RCG Starboard Advisors, LLC, a subsidiary of Ramius LLC, and certain of its affiliates (collectively, the "Ramius Group") currently owns approximately 15% of the outstanding shares of Immersion Corporation ("Immersion" or the "Company"), making us the Company's largest shareholder. We have done extensive research on the Company over the past several months and appreciate the time senior management made available to us to accomplish this goal. We share your view that Immersion has a valuable technology portfolio and a strong intellectual property position in haptics. We strongly believe that, with the right leadership and focus, Immersion will play a leading role in the emerging haptics market.

The past year has been challenging for Immersion and its shareholders. During the course of 2009, the Company has announced an internal accounting investigation and significant turnover in executive management including the resignation of both the Chief Financial Officer and the Chief Executive Officer, an individual who was hired only one and a half years ago. Unfortunately, the internal investigation is still not resolved and the Company has not released financial results since the first quarter. Even prior to these most recent issues, the Company's financial performance has struggled ever since the highly publicized and successful Sony litigation which concluded in early 2007 with a payment of over $150 million to Immersion. Since that time, the Company has cumulatively invested almost $60 million in sales and marketing and research and development initiatives(1), yet revenue has remained stagnant. These substantial investments without associated revenue growth have resulted in a cumulative operating loss of approximately $42 million(2)or $1.50 per share.

These events have also damaged Immersion's share price. As shown in the table below, Immersion's shares have dramatically underperformed the Russell 2000 and the Nasdaq Composite for both the 2009 year-to-date period and since the conclusion of the Sony litigation.

Stock Performance(3)	IMMR	Russell 2000	IMMR vs. Russell 2000	Nasdaq	IMMR vs. Nasdaq
2009 Year-To-Date	(32.1%)	17.7%	(49.8%)	37.3%	(69.4%)

Since March 2, 2007	(52.8%)	(22.2%)	(30.6%)	(7.1%)	(45.7%)

Currently, the Company has a market capitalization of $112 million and after subtracting its latest reported cash balance of approximately $70 million(4), an enterprise value of only $42 million. Based on this extremely depressed valuation, it appears that shareholders have lost confidence in the Company's ability to effectively allocate capital, file current financials, and manage the Company for profitable growth.

As we have made clear, the Board of Directors must play a more active role in overseeing the Company. We have outlined two areas in which we believe the Board could be improved in order to better serve its shareholders. First, the Board is lacking shareholder representatives with a strong vested interest in the financial performance of Immersion. As the largest shareholder of Immersion, we have offered to join the Board to fill this role to ensure the Company is run with the best interest of all shareholders in mind. Second, the Board is currently lacking representatives with a strong background in operations, technology licensing, and intellectual property litigation. As we have mentioned, we have identified several individuals who could potentially fill these needs.

We appreciate the dialogue we have had thus far regarding the composition of the Board and look forward to continuing our discussions. We are concerned however by the press release issued December 1, 2009 regarding the change in nomination deadline and the reduction in board size from seven members to six members. We seriously question the decision to proactively reduce the size of the Board while you are in discussions with the largest shareholder of the Company about Board representation. Further, although the press release specifically states that only one Board seat will be up for election at the 2010 annual meeting, we would expect that if the Board determines to remain at six members, that the Board would either de-stagger or take action to balance the classes so that each class is made up of two directors. Any action taken to allow an unbalanced Board structure whereby only one nominee is up for election at the 2010 annual meeting would be viewed as highly unconventional, contrary to shareholder interests, and a clear indication to us that, if we do not reach agreement on Board composition, we must pursue other means to make the necessary changes to the Board. We hope any such action will be unnecessary.

As a shareholder owning approximately 15% of Immersion, we would like to work side-by-side with you and the rest of the Board of Directors to oversee a successful turnaround at Immersion. We have no intention to acquire or otherwise control the Company. We are merely looking to be the eyes, ears, and voice of shareholders in the Immersion boardroom. Our interests are clearly aligned with all Immersion shareholders.

We look forward to continuing our dialogue and hope to find a mutually agreeable solution so that we can get to the task at hand - maximizing value for the benefit of all Immersion shareholders.

Best Regards,

Peter A. Feld
Ramius LLC

(1) $60 million based on aggregate sales and marketing and research and development expenses from Q1 2007 through Q1 2009.

(2) Excludes litigation settlements, conclusions, patent license and restructuring costs.

(3) As of November 30, 2009.

(4) Source: December 1, 2009 Company press release.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Media Contact:

Peter Feld / Ramius LLC / (212) 201-4878

Gavin Molinelli / Ramius LLC / (212) 201-4828